VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	March 21, 2016

Attention:	Mara L. Ransom
Assistant Director

Re:	Global Payments Inc.
Registration Statement on Form S-4
Filed February 5, 2016
File No. 333-209419

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global Payments Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 and Amendment No. 2 thereto, so that it will become effective at 10:30 a.m., Eastern Daylight Time, on Wednesday, March 23, 2016 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marni Lerner of Simpson Thacher & Bartlett LLP (212-455-3443) with any questions you may have regarding this request. In addition, please notify Ms. Lerner when this request for acceleration has been granted.

Very truly yours,

GLOBAL PAYMENTS INC.

By:	/s/ David L. Green
Name: Title:	David L. Green Executive Vice President, General Counsel and Corporate Secretary